Exhibit 15(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement on Forms S-8 (Nos. 333-208276 and 333-178183) of Advanced Semiconductor Engineering, Inc. and Form S-8 (No. 333-229860) of ASE Technology Holding Co., Ltd. of our reports dated March 27, 2020, relating to the consolidated financial statements of ASE Technology Holding Co., Ltd. and its subsidiaries (which report expresses an unqualified opinion based on our audit and the report of other auditors); and the effectiveness of ASE Technology Holding Co., Ltd. and its subsidiaries’ internal control over financial reporting (which report also expresses an unqualified opinion based on our audit and the report of other auditors), appearing in this Annual Report on Form 20-F of ASE Technology Holding Co., Ltd. for the year ended December 31, 2019.

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/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

March 31, 2020